Filed pursuant to Rule 424(b)(5)
Registration No. 333-161558

PROSPECTUS SUPPLEMENT
(To prospectus dated August 26, 2009)

2,650,000 Shares

Class A Common Stock

We are offering 2,650,000 shares of our Class A Common Stock.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “SFNC.” On November 10, 2009, the last reported sale price of our common stock as reported on NASDAQ was $25.60 per share.

Investing in our common stock involves a high degree of risk. See the sections entitled “Risk Factors” beginning on page S-9 of this prospectus supplement, page 3 of the accompanying base prospectus and those risk factors set forth in our reports filed under the Securities Exchange Act of 1934, as amended.

	Per Share	Total

Public offering price	$24.50	$64,925,000
Underwriting discount	1.286	3,407,900
Proceeds, before expenses, to us	23.214	61,517,100

The underwriters may also purchase up to an additional 397,500 shares in the aggregate from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement, to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The shares will be ready for delivery on or about November 17, 2009.

Stephens Inc.	Stifel Nicolaus

Raymond James

The date of this prospectus supplement is November 11, 2009.

SIMMONS FIRST NATIONAL CORPORATION

Subsidiary Banks and Communities Served

Northwest Arkansas
Jonesboro
Fort Smith
Searcy
Russellville
Little Rock
Hot Springs
Pine Bluff
El Dorado
South Arkansas
Subsidiary Bank Headquarters
Communities Served

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying base prospectus are part of a “shelf” registration statement that we filed with the Securities and Exchange Commission, or the “SEC.” Each time securities are sold under the accompanying base prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the price, the amount of securities being offered and the plan of distribution. The shelf registration statement was declared effective by the SEC on September 9, 2009. This prospectus supplement describes, among other things, the specific details regarding this offering, including the price, the amount of common stock being offered, and the underwriting arrangements. The accompanying base prospectus provides general information about us, some of which may not apply to this offering.

S-i

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of our common stock and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference into the accompanying base prospectus. The second part, the accompanying base prospectus, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying base prospectus or any document incorporated by reference therein filed prior to the date of this prospectus supplement, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying base prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information contained in or incorporated by reference into this prospectus supplement and the accompanying base prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and any additional prospectus supplement, including information incorporated by reference therein, may contain forward-looking statements for purposes of the Securities Act of 1933, as amended, referred to as the “Securities Act,” and the Securities Exchange Act of 1934, as amended, referred to as the “Exchange Act.” Forward-looking statements are based on current expectations, estimates, forecasts and projections about us, the industries in which we operate and other matters, as well as management’s beliefs and assumptions and other statements regarding matters that are not historical facts. These statements include, in particular, statements about our plans, strategies and prospects. The actual results, performance or achievements of Simmons First National Corporation may be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include statements using the words such as “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “intend,” “seeks” or other similar words and expressions of the future.

These forward-looking statements involve risks and uncertainties, and may not be realized due to a variety of factors, including, without limitation: the effects of future economic conditions, governmental monetary and fiscal policies, as well as legislative and regulatory changes; the risks of changes in interest rates and their effects on the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities; the costs of evaluating possible acquisitions and the risks inherent in integrating acquisitions; the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet; the failure of assumptions underlying the establishment of reserves for possible loan losses; and those factors set forth under “Risk Factors” below, in our base prospectus and in our reports filed with the SEC. Many of these factors are beyond our ability to predict or control. In addition, as a result of these and other factors, our past financial performance should not be relied upon as an indication of future performance.

We believe the expectations reflected in our forward-looking statements are reasonable, based on information available to us on the date hereof. However, given the described uncertainties and risks, we cannot guarantee our future performance or results of operations and you should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and all written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this section.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus supplement. Because this is a summary, it may not contain all the information that may be important to you. Therefore, you should also read the more detailed information set forth in this prospectus supplement, our financial statements and documents incorporated by reference into this prospectus supplement and the accompanying base prospectus, before making a decision to invest in our common stock. See “Where You Can Find More Information.” Unless we indicate otherwise, the words “we,” “our,” “us” and “Company” refer to Simmons First National Corporation and its wholly owned subsidiaries. Unless otherwise indicated, information presented herein is as of September 30, 2009.

Simmons First National Corporation

Company Overview

Simmons First National Corporation is a multi-bank financial holding company registered under the Bank Holding Company Act of 1956, as amended. The Company is headquartered in Arkansas with total assets of $2.9 billion, loans of $1.9 billion, deposits of $2.3 billion and equity capital of $298 million as of September 30, 2009. We own eight community banks that are strategically located throughout Arkansas. We conduct our operations through 88 offices, of which 84 are branches, or “financial centers,” located in 47 communities in Arkansas.

We seek to build shareholder value by (i) focusing on strong asset quality, (ii) maintaining strong capital and managing our liquidity position, (iii) improving our efficiency, and (iv) opportunistically growing our business, both organically and through potential FDIC-assisted transactions and traditional private community bank acquisitions. The six members of our corporate executive team have an average of 28 years of experience in the banking sector and have served an average of 22 years at the Company. Additionally, our eight community bank CEO’s have an average of 30 years of experience in the banking sector and have served an average of 22 years at the Company. We believe the depth and experience of our corporate executive management team and the management teams and directors of each of our community banks has allowed us to achieve excellent asset quality, a strong capital position and increased liquidity, even in the current challenging economic climate.

Community Bank Strategy

Our community banks feature locally based management and boards of directors, community-focused growth strategies, and flexibility in pricing of loans and deposits. Our community banks are supported by our main subsidiary bank, Simmons First National Bank, “SFNB” or “lead bank,” which allows our community banks to provide products and services, such as a bank-issued credit card, that are usually offered only by larger banks. We believe that our enterprise-wide support system enables us to “out-product” our smaller, Arkansas community bank competitors while our local focus allows us to “out-service” our larger interstate bank competitors.

Our community banking business model involves some additional administrative costs as a result of maintaining multiple bank charters, but has allowed us to maintain strong management at the local level to meet the needs of local customers while ensuring exceptional asset quality. In addition we, along with our lead bank, provide efficiencies through consolidated back office support for information systems, loan review, compliance, human resources, accounting and internal audit. Likewise, through a standardizing initiative, our banks share a common name, signage and products that enable us to maximize our branding and overall marketing strategy.

Growth Strategy

Over the past 20 years, as we have expanded our markets and services, our growth strategy has evolved and diversified. From 1989 through 1991, in addition to our internal branching expansion, we acquired nine branches from the Resolution Trust Corporation, the federal agency that oversaw the sale or liquidation of assets of closed savings and loans institutions.

From 1995 to 2005, our strategic focus was on creating geographic diversification throughout Arkansas, driven primarily by acquisitions of other banking institutions. During this period we completed acquisitions of nine financial institutions and a total of 20 branches from five other banking institutions, some of which allowed us to enter key growth markets such as Conway, Hot Springs, Russellville, Searcy and Northwest Arkansas.

In 2005, we initiated a de novo branching strategy to enter selected new Arkansas markets and to complement our presence in existing markets. From 2005 to 2008, we opened 12 new financial centers, a regional headquarters in Northwest Arkansas and a corporate office in Little Rock. We substantially completed our de novo branching strategy in 2008.

In late 2007, as we anticipated deteriorating economic conditions, we concentrated on maintaining our strong asset quality, building capital and improving our liquidity position. We intensified our focus on loan underwriting and on monitoring our loan portfolio in order to maintain asset quality, which is well above our peer group and the industry average. From late 2007 to September 30, 2009, our liquidity position (net overnight funds sold) improved by approximately $150 million as a result of a strategic initiative to introduce deposit products that grew our core deposits in transaction and savings accounts and improved our deposit mix. Transaction and savings deposits increased from 48% of total deposits as of December 31, 2007 to 61% of total deposits as of September 30, 2009.

Our capital levels have remained strong during the current economic downtown. As part of our strategic focus on building capital, we suspended our stock repurchase program in July 2008. Additionally, despite our strong capital position, in October 2008 we applied, and were one of the earliest banks approved, for funding of up to $60 million under the U.S. Treasury’s Capital Purchase Program, referred to as the “CPP.” After careful consideration and analysis and due to significant improvement in the economy, we determined that participation in the CPP was not necessary nor in the best interest of our shareholders. We notified the Treasury in July 2009 that we did not intend to participate in the CPP.

Acquisition Strategy

We believe we are strategically positioned to leverage our strong capital position to grow through acquisitions. In the near term, the disruptions in the financial markets continue to create opportunities for strong financial institutions to acquire selected assets and deposits of failed banks through FDIC-assisted transactions on attractive terms. We intend to focus our near term acquisition strategy on such transactions.

We also believe that the challenging economic environment combined with more restrictive bank regulatory reform will cause many financial institutions to seek merger partners in the intermediate future. We believe our community bank model, strong capital and successful acquisition history position us as a purchaser of choice for community banks seeking a strong partner.

We expect that our primary geographic target area for acquisitions, both FDIC-assisted and negotiated, will fall within a 325 mile radius of central Arkansas. Our first priority will be to focus on acquisitions within Arkansas while also seeking acquisitions within our target area in states contiguous to Arkansas.

The senior management teams of both our parent company and lead bank have had extensive experience during the past twenty years in acquiring banks, branches and deposits and post-acquisition integration of operations. We believe this experience positions us to successfully acquire and integrate banks on both an FDIC-assisted and unassisted basis.

With respect to FDIC-assisted transactions:

•	We believe one of our key strengths is our management depth at the community bank level that will enable us to redeploy our human resources to integrate and operate an acquired institution’s business with minimal disruption to our existing operations. From our management pool we have assembled an in-house acquisition team to focus on evaluating and executing FDIC-assisted transactions.
•	We have retained a consultant with FDIC-assisted transaction experience that has supplemented our management’s acquisition experience with additional training focused on the unique aspects of acquiring, converting and integrating banks through FDIC-assisted transactions.

With respect to negotiated community bank acquisitions:

•	We have historically retained the target institution’s senior management and have provided them with an appealing level of autonomy post-integration. We intend to continue to pursue negotiated community bank acquisitions and we believe that our history with respect to such acquisitions has positioned us as an acquirer of choice for community banks.
•	We encourage acquired community banks, their boards and associates to maintain their community involvement, while empowering the banks to offer a broader array of financial products and services. We believe this approach leads to enhanced profitability after the acquisition.

Efficiency Initiatives

In 2008, we began two significant initiatives to improve our operating performance by implementing cost efficiencies and selected revenue enhancements. These initiatives have led to cost savings and revenue enhancements in 2009 and are expected to lead to further improvements in 2010 and beyond.

Our first such initiative was an effort to leverage our corporate buying power to renegotiate our existing vendor contracts at lower prices and to maximize the return on our investment in technology. We have begun to benefit from operating expense savings as a result of more favorable contract terms with our vendors in 2009 with the full annualized benefits expected to be realized in 2010.

Our second initiative, which is larger in scope, is to identify and implement process improvements. We are reviewing our business processes in an effort to improve our profitability while preserving the quality of our customer service. The scope of this initiative includes implementing revenue enhancements, further consolidating back office processes and refining our organizational structure. We intend to begin implementing this initiative in 2010 and to continue its implementation in 2011. We expect to experience significant savings and revenue enhancements as this initiative takes effect.

Recent Quarterly Financial Summary

The following table sets forth selected historical financial and other data for the three most recent quarterly periods ended as of the dates shown. The summary consolidated financial data for these quarterly periods are derived from our unaudited consolidated financial statements incorporated by reference herein and should be read in conjunction with those unaudited consolidated financial statements and notes thereto. In the opinion of management, our unaudited consolidated financial statements for these quarterly periods include all normal recurring adjustments necessary for a fair presentation of results for the unaudited interim periods. You should read the information in the table below in conjunction with those unaudited consolidated financial statements and the notes thereto. In addition, you should read the information contained in the table below in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2008, and with our consolidated financial statements and related notes incorporated by reference herein. Results from past periods are not necessarily indicative of results that may be expected for any future period.

	As of and for the Quarters Ended
(In thousands, except per share data)	September 30,	June 30,	March 31,
(Unaudited)	2009	2009	2009

Net income	$7,660	$5,509	$5,236
Earnings per share – diluted	0.54	0.39	0.37
Net interest margin	3.97%	3.71%	3.68%
Return on average assets	1.04%	0.75%	0.72%
Return on average equity	10.20%	7.48%	7.25%
Efficiency ratio(1)	62.35%	65.97%	70.56%
Book value per share	$21.20	$20.82	$20.85
Tangible book value per share (non-GAAP)(2)	16.75	16.35	16.35
Cash dividends per share	0.19	0.19	0.19
Total assets	2,915,437	2,897,831	2,943,579
Total loans	1,925,101	1,943,460	1,917,332
Total deposits	2,331,269	2,319,144	2,369,502
Total shareholders’ equity	297,823	292,215	292,170
Net charge-offs to average loans	0.40%	0.44%	0.73%
Non-performing loans to total loans	0.99%	1.02%	1.03%

(1)	The efficiency ratio is total non-interest expense less foreclosure expense and amortization of intangibles, divided by the sum of net interest income on a fully taxable equivalent basis plus total non-interest income less security gains, net of tax. For the quarter ended June 30, 2009 this calculation excludes the FDIC special assessment of $1.5 million from total non-interest expense.
(2)	Because of our significant level of intangible assets, total goodwill and core deposit premiums, management believes a useful calculation for investors in their analysis of our Company is tangible book value per share (non-GAAP). This non-GAAP calculation eliminates the effect of goodwill and acquisition related intangible assets and is calculated by subtracting goodwill and intangible assets from total stockholders’ equity, and dividing the resulting number by the common stock outstanding at period end.
The following table reflects the reconciliation of this non-GAAP measure to the GAAP presentation of book value for the periods presented above:

	As of and for the Quarters Ended
(In thousands, except per share data)	September 30,	June 30,	March 31,
(Unaudited)	2009	2009	2009

Stockholders’ equity	$297,823	$292,215	$292,170
Less: Intangible assets
Goodwill	60,605	60,605	60,605
Other intangibles	1,970	2,172	2,373

Tangible stockholders’ equity (non-GAAP)	$235,248	$229,438	$229,192

Book value per share	$21.20	$20.82	$20.85
Tangible book value per share (non-GAAP)	$16.75	$16.35	$16.35
Shares outstanding	14,045,631	14,036,274	14,013,839

Subsidiary Banks

Our lead bank, SFNB, is a national bank which has been in operation since 1903. SFNB’s primary market area, with the exception of its nationally provided credit card product, is southeastern, central and western Arkansas. As of September 30, 2009, SFNB had total assets of $1.4 billion, total loans of $951 million and total deposits of $1.1 billion. Simmons First Trust Company N.A., a wholly owned subsidiary of SFNB, performs the trust and fiduciary business operations for SFNB and us. Simmons First Investment Group, Inc., a wholly owned subsidiary of SFNB, is a broker-dealer registered with the SEC and a member of the National Association of Securities Dealers and performs the broker-dealer operations for SFNB.

The following table shows our community subsidiary banks other than the lead bank:

	Year		As of September 30, 2009
Subsidiary	Acquired	Primary Market	Assets	Loans	Deposits

Simmons First Bank of Jonesboro	1984	Northeast Arkansas	$309,683	$269,726	$258,237
Simmons First Bank of South Arkansas	1984	Southeast Arkansas	160,819	100,006	131,537
Simmons First Bank of Northwest Arkansas	1995	Northwest Arkansas	279,537	181,556	225,801
Simmons First Bank of Russellville	1997	Russellville, Arkansas	195,039	109,862	139,879
Simmons First Bank of Searcy	1997	Searcy, Arkansas	149,231	107,795	113,839
Simmons First Bank of El Dorado, N.A.	1999	South central Arkansas	271,836	125,506	229,534
Simmons First Bank of Hot Springs	2004	Hot Springs, Arkansas	171,034	79,380	121,203

Our subsidiary banks provide complete banking services to individuals and businesses throughout the market areas they serve. These banks offer consumer (credit card, student and other consumer), real estate (construction, single family residential and other commercial) and commercial (commercial, agriculture and financial institutions) loans, checking, savings and time deposits, trust and investment management services and securities and investment services.

Credit Cards

We held the 62nd largest credit card portfolio in the U.S. as of August 31, 2009 with a balance of $175 million. Since the 1960s, we have offered these products through our lead bank. Our portfolio had an all-in yield, net of any credit losses, of 15.3% for the nine months ended September 30, 2009. Our number of accounts has grown 12.5% since December 31, 2008 to over 114,000 accounts as of September 30, 2009. This growth has been balanced by a lower approval rate for credit card applications of only 21%, which is down from an approval rate of approximately 34% during 2007. Our strong credit underwriting is reflected in our credit card charge-off ratio of 2.58% for the quarter ended September 30, 2009. This is 836 basis points better than the industry average charge-off ratio of 10.94% as reported by Moody’s Investors Service for the same three month period. Our portfolio is geographically diversified, with 40% of our credit card customers in Arkansas and no geographic concentration greater than 7% in any other state. Our credit card customers carry an average balance of approximately $2,000. Their average credit limit is approximately $4,700 and their average FICO score is approximately 750. We believe these attributes contribute to the success of our credit card product offering in terms of both growth and credit quality.

Principal Offices

Our principal executive offices are located at 501 Main Street, Pine Bluff, Arkansas 71601, and our telephone number is (870) 541-1000. We also have corporate offices in Little Rock, Arkansas. We maintain a website at http://www.simmonsfirst.com. The information contained on our website is not part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

Common stock we are offering	2,650,000 shares

Common stock to be outstanding after this offering	16,695,631 shares

Public offering price per share	$24.50

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, including funding possible future acquisitions of other financial services businesses, for working capital needs, for investments in our subsidiaries to support our continued growth or for possible repayment of debt or other securities.

Nasdaq Global Select Market symbol	SFNC

Risk factors	Investing in our securities involves risks. You should carefully consider the information under “Risk Factors” beginning on page S-9 and the other information included in this prospectus supplement, the accompanying base prospectus and our reports filed under the Exchange Act before investing in our securities.

The number of shares of our common stock to be outstanding after the offering is based on actual shares outstanding as of September 30, 2009 and does not include 397,500 shares of common stock reserved for issuance in connection with the underwriters’ option to purchase additional shares to cover over-allotments. In addition, the number of shares of common stock to be outstanding after this offering excludes the following, in each case as of September 30, 2009:

•	374,933 shares of common stock issuable upon exercise of options outstanding under our various equity incentive plans, having a weighted average exercise price of $21.76 per share; and
•	143,992 additional shares of common stock reserved for issuance pursuant to our various equity incentive plans.

SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth selected consolidated historical financial and other data for the periods ended and as of the dates indicated. The selected consolidated balance sheet data presented below as of December 31, 2008, 2007, 2006, 2005 and 2004 and the selected consolidated income statement data presented below for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 are derived from our audited consolidated financial statements incorporated by reference herein, except certain of the per share data described in detail below. The summary consolidated financial data for the three-month and nine-month periods ended September 30, 2009 and 2008, are derived from our unaudited consolidated financial statements incorporated by reference herein and should be read in conjunction with those unaudited consolidated financial statements and notes thereto. In the opinion of management, our unaudited consolidated financial statements for the three-month and nine month periods ended September 30, 2009 and 2008, include all normal recurring adjustments necessary for a fair presentation of results for the unaudited interim periods. Results from past periods are not necessarily indicative of results that may be expected for any future period. Management believes that certain non-GAAP measures, including diluted core earnings per share, tangible book value, the ratio of tangible common equity to tangible assets, tangible stockholders’ equity and return on average tangible equity, may be useful to analysts and investors in evaluating the performance of our Company. We have included certain of these non-GAAP measures, including cautionary remarks regarding the usefulness of these analytical tools, in our annual report on Form 10-K for the fiscal year ended December 31, 2008 and in our quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2009, which we have filed with the SEC. This selected historical financial data should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2008, and with our consolidated financial statements and related notes incorporated by reference herein.

	As of and for the		As of and for the
	Three Months Ended		Nine Months Ended
	September 30		September 30		As of and for the Years Ended December 31,
(In thousands, except per share data & other data)	2009	2008	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)		(Unaudited)

Income Statement Data:
Net interest income	$25,393	$24,347	$72,506	$70,236	$94,017	$92,116	$88,804	$90,257	$85,636
Provision for loan losses	2,789	2,214	7,549	5,895	8,646	4,181	3,762	7,526	8,027

Net interest income after provision for loan losses	22,604	22,133	64,957	64,341	85,371	87,935	85,042	82,731	77,609
Non-interest income	14,963	11,288	39,780	37,997	49,326	46,003	43,947	42,318	40,705
Non-interest expense	26,307	24,441	78,916	71,776	96,360	94,197	89,068	85,584	82,385

Income before taxes	11,260	8,980	25,821	30,562	38,337	39,741	39,921	39,465	35,929
Provision for income taxes	3,600	2,506	7,416	9,278	11,427	12,381	12,440	12,503	11,483

Net income	$7,660	$6,474	$18,405	$21,284	$26,910	$27,360	$27,481	$26,962	$24,446

Per share data:
Basic earnings	0.54	0.47	1.31	1.53	1.93	1.95	1.93	1.88	1.68
Diluted earnings	0.54	0.46	1.30	1.51	1.91	1.92	1.90	1.84	1.65
Diluted core earnings per share (non-GAAP)(1)	0.54	0.46	1.30	1.33	1.73	1.97	1.90	1.84	1.68
Book value	21.20	20.12	21.20	20.12	20.69	19.57	18.24	17.04	16.29
Tangible book value (non-GAAP)(2)	16.75	15.58	16.75	15.58	16.16	14.97	13.68	12.46	11.76
Dividends	0.19	0.19	0.57	0.57	0.76	0.73	0.68	0.61	0.57
Basic average common shares outstanding	14,042,813	13,951,373	14,018,949	13,940,573	13,945,249	14,043,626	14,226,481	14,375,005	14,515,364
Diluted average common shares outstanding	14,132,410	14,119,828	14,108,546	14,109,028	14,107,943	14,241,182	14,474,812	14,686,927	14,848,560

Balance Sheet Data:
Assets	$2,915,437	$2,860,192	$2,915,437	$2,860,192	$2,923,109	$2,692,447	$2,651,413	$2,523,768	$2,413,944
Investment securities	571,615	576,072	571,615	576,072	646,134	530,930	527,126	521,789	542,058
Total loans	1,925,101	1,936,279	1,925,101	1,936,279	1,933,074	1,850,454	1,783,495	1,718,107	1,571,376
Allowance for loan losses	25,830	25,548	25,830	25,548	25,841	25,303	25,385	26,923	26,508
Goodwill & other intangible assets	62,575	63,382	62,575	63,382	63,180	63,987	64,804	65,634	66,283
Non interest bearing deposits	325,594	318,660	325,594	318,660	334,998	310,181	305,327	331,113	293,137
Deposits	2,331,269	2,294,392	2,331,269	2,294,392	2,336,333	2,182,857	2,175,531	2,059,958	1,959,195
Long-term debt	130,630	126,089	130,630	126,089	127,741	51,355	52,381	56,090	63,733
Subordinated debt & trust preferred	30,930	30,930	30,930	30,930	30,930	30,930	30,930	30,930	30,930
Stockholders’ equity	297,823	280,817	297,823	280,817	288,792	272,406	259,016	244,085	238,222
Tangible stockholders’ equity (non-GAAP)(2)	235,248	217,435	235,248	217,435	225,612	208,419	194,212	178,451	171,939

Capital ratios at period end:
Stockholders’ equity to total assets	10.22%	9.82%	10.22%	9.82%	9.88%	10.12%	9.77%	9.67%	9.87%
Tangible common equity to tangible assets (non-GAAP)(3)	8.25%	7.77%	8.25%	7.77%	7.89%	7.93%	7.51%	7.26%	7.32%
Tier 1 leverage ratio(4)	9.60%	8.83%	9.60%	8.83%	9.15%	9.06%	8.83%	8.62%	8.46%
Tier 1 risk-based ratio	13.89%	12.54%	13.89%	12.54%	13.24%	12.43%	12.38%	12.26%	12.72%
Total risk-based capital ratio	15.14%	13.79%	15.14%	13.79%	14.50%	13.69%	13.64%	13.54%	14.00%
Dividend payout	35.19%	41.30%	43.85%	37.75%	39.79%	38.02%	35.79%	33.15%	34.55%

	As of and for the		As of and for the
	Three Months Ended		Nine Months Ended
	September 30		September 30		As of and for the Years Ended December 31,
(In thousands, except per share data & other data)	2009	2008	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)		(Unaudited)

Annualized performance ratios:
Return on average assets	1.04%	0.89%	0.84%	1.00%	0.94%	1.03%	1.07%	1.08%	1.03%
Return on average equity	10.20%	9.11%	8.33%	10.11%	9.54%	10.26%	10.93%	11.24%	10.64%
Return on average tangible equity (non-GAAP)(2)(5)	13.13%	11.98%	10.80%	13.30%	12.54%	13.78%	15.03%	15.79%	14.94%
Net interest margin(6)	3.97%	3.84%	3.79%	3.77%	3.75%	3.96%	3.96%	4.13%	4.08%
Efficiency ratio(7)	62.35%	65.95%	66.09%	66.69%	66.84%	64.94%	64.81%	62.30%	62.14%

Balance sheet ratios:
Nonperforming assets as a percentage of period-end assets	0.86%	0.63%	0.86%	0.63%	0.64%	0.51%	0.45%	0.40%	0.58%
Nonperforming loans as a percentage of period-end loans	0.99%	0.72%	0.99%	0.72%	0.81%	0.60%	0.56%	0.49%	0.76%
Nonperforming assets as a percentage of period-end loans & OREO	1.30%	0.93%	1.30%	0.93%	0.96%	0.75%	0.67%	0.58%	0.89%

Allowance/to nonperforming loans	135.03%	182.25%	135.03%	182.25%	165.12%	226.10%	252.46%	319.48%	220.84%
Allowance for loan losses as a percentage of period-end loans	1.34%	1.32%	1.34%	1.32%	1.34%	1.37%	1.42%	1.57%	1.69%
Net (recoveries) charge-offs as a percentage of average loans	0.40%	0.50%	0.52%	0.40%	0.43%	0.23%	0.22%	0.43%	0.52%

Other data
Number of financial centers	84	84	84	84	84	83	81	79	78
Number of full time equivalent employees	1,111	1,125	1,111	1,125	1,123	1,128	1,134	1,110	1,086

(1)	Diluted core earnings (net income excluding nonrecurring items) is a non-GAAP measure. The following nonrecurring items were excluded in the calculation of diluted core earnings per share (non-GAAP). In 2008, the Company recorded a $0.13 increase in EPS from the cash proceeds on a mandatory Visa stock redemption and a $0.05 increase in EPS from the reversal of Visa, Inc.’s litigation expense recorded in 2007. In 2007, the Company recorded a $0.05 reduction in EPS from litigation expense associated with the recognition of certain contingent liabilities related to Visa, Inc.’s litigation. In 2004, the Company recorded a $0.03 reduction in EPS from the write-off of deferred debt issuance cost associated with the redemption of trust preferred securities.
(2)	Because of our significant level of intangible assets, total goodwill and core deposit premiums, management believes a useful calculation for investors in their analysis of our Company is tangible book value per share (non-GAAP). This non-GAAP calculation eliminates the effect of goodwill and acquisition related intangible assets and is calculated by subtracting goodwill and intangible assets from total stockholders’ equity, and dividing the resulting number by the common stock outstanding at period end.
The following table reflects the reconciliation of this non-GAAP measure to the GAAP presentation of book value for the periods presented above:

	As of and for the		As of and for the
	Three Months Ended		Nine Months Ended
	September 30		September 30		As of and for the Years Ended December 31,
(In thousands, except per share data & other data)	2009	2008	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)		(Unaudited)

Stockholders’ equity	$297,823	$280,817	$297,823	$280,817	$288,792	$272,406	$259,016	$244,085	$238,222
Less: Intangible assets
Goodwill	60,605	60,605	60,605	60,605	60,605	60,605	60,605	60,605	60,454
Other intangibles	1,970	2,777	1,970	2,777	2,575	3,382	4,199	5,029	5,829

Tangible stockholders’ equity (non-GAAP)	$235,248	$217,435	$235,248	$217,435	$225,612	$208,419	$194,212	$178,451	$171,939

Book value per share	$21.20	$20.12	$21.20	$20.12	$20.69	$19.57	$18.24	$17.04	$16.29
Tangible book value per share (non-GAAP)	$16.75	$15.58	$16.75	$15.58	$16.16	$14.97	$13.68	$12.46	$11.76
Shares outstanding	14,045,631	13,958,932	14,045,631	13,958,932	13,960,680	13,918,368	14,196,855	14,326,923	14,621,707

(3)	Tangible common equity to tangible assets ratio is tangible stockholders’ equity (non-GAAP) divided by total assets less goodwill and other intangible assets as and for the periods ended presented above.
(4)	Tier 1 leverage ratio is Tier 1 capital to quarterly average total assets less intangible assets and gross unrealized gains/losses on available-for-sale investments.
(5)	Return on average tangible equity is a non-GAAP measure that removes the effect of goodwill and intangible assets, as well as the amortization of intangibles, from the return on average equity. This non-GAAP measure is calculated as net income, adjusted for the tax-effected effect of intangibles, divided by average tangible equity.
(6)	Fully taxable equivalent (assuming an income tax rate of 37.5%).
(7)	The efficiency ratio is total non-interest expense less foreclosure expense and amortization of intangibles, divided by the sum of net interest income on a fully taxable equivalent basis plus total non-interest income less security gains, net of tax. For the nine months ended September 30, 2009 this calculation excludes the FDIC special assessment of $1.5 million from total non-interest expense. For the nine months ended September 30, 2008 and for the year ended December 31, 2008, this calculation adds the VISA litigation expense reversal of $1.2 million to total non-interest expense and excludes gain on partial redemption of Visa shares of $3.0 million from total non-interest income. For the year ended December 31, 2007, this calculation excludes VISA litigation expense of $1.2 million from total non-interest expense. For the year ended December 31, 2004, this calculation excludes the write-off of deferred debt issuance costs of $0.8 million from non-interest expense.

RISK FACTORS

Investing in shares of our common stock involves significant risks, including the risks described below. You should carefully consider the following information about these risks, together with the other information contained in this prospectus supplement, the accompanying base prospectus and our reports filed under the Exchange Act before purchasing shares of our common stock. Our business, financial condition or results of operations could be negatively affected if the events contemplated by these risks come to fruition. If this were to happen, the value of our common stock could decline significantly and you could lose all or part of your investment.

Risks Related to Our Industry

Our business may be adversely affected by conditions in the financial markets and economic conditions generally.

Since December 2007, the United States has been in a recession. Business activity across a wide range of industries and regions has been greatly reduced and local governments and many businesses are having difficulty due to the lack of consumer spending, the lack of liquidity in the credit markets and high unemployment.

Market conditions have also led to the failure or merger of a number of prominent financial institutions. Financial institution failures or near-failures have resulted in further losses as a consequence of defaults on securities issued by them and defaults under contracts entered into with such entities as counterparties. Furthermore, declining asset values, defaults on mortgages and consumer loans, and the lack of market and investor confidence, as well as other factors, have all combined to increase credit default swap spreads, to cause rating agencies to lower credit ratings, and to otherwise increase the cost and decrease the availability of liquidity, despite very significant declines in Federal Reserve borrowing rates and other government actions. Some banks and other lenders have suffered significant losses and have become reluctant to lend, even on a secured basis, due to the increased risk of default and the impact of declining asset values on the value of collateral. The foregoing has significantly weakened the strength and liquidity of some financial institutions worldwide.

The Company’s financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, is highly dependent upon on the business environment in the state of Arkansas and in the United States as a whole. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, high business and investor confidence and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by: declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; natural disasters; or a combination of these or other factors.

The business environment in Arkansas could continue to deteriorate. There can be no assurance that these business and economic conditions will improve in the near term. The continuation of these conditions could adversely affect the credit quality of our loans and our results of operations and financial condition.

Recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system.

Under the Troubled Asset Relief Program, or “TARP,” the U.S. Treasury is authorized to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies. The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The Treasury allocated $250 billion toward TARP’s Capital Purchase Program to fund the purchase of equity securities from participating institutions.

Numerous actions have been taken by the United States Congress, the Federal Reserve, the Treasury, the FDIC, the SEC and other governmental agencies to address the recent liquidity and credit crisis. These actions have included, among others:

•	encouraging residential mortgage loan restructuring and modification to provide homeowners relief;

•	establishing significant liquidity and credit facilities for financial institutions and investment banks;

•	lowering of the federal funds rate;

•	taking emergency action against short selling practices;

•	establishing a temporary guaranty program for money market funds;

•	establishing a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and

•	coordinating international efforts to address illiquidity and other weaknesses in the banking sector.

A significant goal of these legislative and regulatory actions is to stabilize the U.S. banking system. The legislative and regulatory initiatives described above may not have their desired effects or may have unintended consequences. Should these or other legislative or regulatory initiatives fail to stabilize the financial markets, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Recent increases in deposit insurance coverage and the FDIC’s efforts to restore the deposit insurance fund have increased our FDIC insurance assessments and resulted in higher noninterest expense. Additional increases in deposit insurance rates may occur and continue to negatively impact our operations.

The Emergency Economic Stabilization Act of 2008, referred to as “EESA,” temporarily raised the limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The limits are scheduled to return to $100,000 on January 1, 2014. The temporary increase in insured deposits has been accompanied by a higher assessment for our subsidiary banks and will adversely affect our results of operations as an increase in noninterest expense.

Separate from the EESA, in October 2008, the FDIC announced the Temporary Liquidity Guarantee Program referred to as the “TLG Program.” Banks that participate in the TLG Program are subject to a coverage charge of ten basis points per annum for noninterest-bearing deposit accounts exceeding the existing deposit insurance limit of $250,000. In August 2009, the FDIC issued a final rule regarding the extension of the deposit guarantee portion of the TLG Program. Under this rule, the expiration of the program is extended to June 30, 2010. In connection with the extension, the annual fees associated with the deposit guarantee portion of the TLG Program increase from ten basis points to 15 to 25 basis points after December 31, 2009. The particular rate to be assessed will be based upon the risk category to which an institution is assigned.

In addition, the large number of recent bank failures combined with the potential for significant numbers of additional bank failures has placed significant stress on the deposit insurance fund. In order to maintain a strong funding position and restore reserve ratios of the deposit insurance fund, the FDIC increased assessment rates of insured institutions uniformly by seven cents for every $100 of deposits beginning with the first quarter of 2009, with additional charges which began April 1, 2009.

In May 2009, the FDIC voted to amend the deposit insurance fund restoration plan and impose a special assessment of 5 basis points of each insured institution’s assets less its Tier 1 capital as of June 30, 2009, which was collected on September 30, 2009. Based on our deposit levels at June 30, 2009, we accrued a special assessment amount of approximately $1.3 million. The amended rule also permits the FDIC to impose an additional emergency special assessment after June 30, 2009, of up to five basis points if necessary to maintain public confidence in federal deposit insurance. The imposed special assessment, as well as any future increases in assessments, will adversely affect our noninterest expense and results of operations.

In September 2009, the FDIC announced that it would require insured banks to prepay their estimated FDIC assessments for the next three years on December 30, 2009. We expect the amount of our prepaid assessment to be approximately $10.0 million.

Should more bank failures occur, the FDIC’s premium assessments may continue to increase or accelerate. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. There is a significant possibility that the FDIC will further increase or accelerate the timing of payment of FDIC insurance premiums, whether or not there are more bank failures.

Current levels of market volatility are unprecedented.

The financial markets have continued to experience significant volatility. In some cases, the financial markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If financial market volatility continues or worsens, or if there are more disruptions in the financial markets, including disruptions to the United States or international banking systems, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Risks Related to Our Business

Our concentration of banking activities in Arkansas, including our real estate loan portfolio, makes us more vulnerable to adverse conditions in the particular Arkansas markets in which we operate.

Our subsidiary banks operate exclusively within the state of Arkansas, where the majority of the buildings and properties securing our loans and the businesses of our customers are located. Our financial condition, results of operations and cash flows are subject to changes in the economic conditions in our home state, the ability of our borrowers to repay their loans, and the value of the collateral securing such loans. We largely depend on the continued growth and stability of the communities we serve for our continued success. Declines in the economies of these communities or the state of Arkansas in general could adversely affect our ability to generate new loans or to receive repayments of existing loans, and our ability to attract new deposits, thus adversely affecting our net income, profitability and financial condition.

The ability of our borrowers to repay their loans could also be adversely impacted by the significant changes in market conditions in the region or by changes in local real estate markets, including deflationary effects on collateral value caused by property foreclosures. This could result in an increase in our charge-offs and provision for loan losses. Either of these events would have an adverse impact on our results of operations.

Our loan portfolio in Northwest Arkansas has been more negatively impacted than our loan portfolio comprised from other regions in Arkansas. This fact results primarily from the acute contraction in that region’s economy and its real estate markets as compared to Arkansas as a whole. In 2009 we have put an additional $5 million in capital into our Northwest Arkansas bank. A continued deterioration of the Northwest Arkansas economy or its failure to fully participate in an economic recovery could require us to further tighten our local lending standards, inject more capital into our Northwest Arkansas bank and increase allowances for loan losses relative to loans made in the region.

A significant decline in general economic conditions caused by inflation, recession, unemployment, acts of terrorism or other factors beyond our control could also have an adverse effect on our financial condition and results of operations. In addition, because multi-family and commercial real estate loans represent the majority of our real estate loans outstanding, a decline in tenant occupancy due to such factors or for other reasons could adversely impact the ability of our borrowers to repay their loans on a timely basis, which could have a negative impact on our results of operations.

Deteriorating credit quality, particularly in our credit card portfolio, may adversely impact us.

We have a significant consumer credit card portfolio. We have experienced an increased amount of net charge-offs in our credit card portfolio in 2009, which could continue or worsen. While we continue to experience a better performance with respect to net charge-offs than the national average in our credit card portfolio, our net charge-offs nevertheless increased to 2.58% of our average outstanding credit card balances for the quarter ended September 30, 2009 from 1.80% of the average outstanding balances for the quarter ended on September 30, 2008. The current economic downturn could adversely affect consumers in a more delayed fashion compared to commercial businesses in general. Increasing unemployment and diminished asset values may prevent our credit card customers from repaying their credit card balances which could result in an increased amount of our net charge-offs that could have a material adverse effect on our unsecured credit card portfolio.

Changes to consumer protection laws may impede our origination or collection efforts with respect to credit card accounts, change account holder use patterns or reduce collections, any of which may result in decreased profitability of our credit card portfolio.

Credit card receivables that do not comply with consumer protection laws may not be valid or enforceable under their terms against the obligors of those credit card receivables. Federal and state consumer protection laws regulate the creation and enforcement of consumer loans, including credit card receivables. For instance, the federal Truth in Lending Act was recently amended by the “Credit Card Accountability, Responsibility and Disclosure Act of 2009,” or the “Credit CARD Act,” which, among other things:

•	prevents any increases in interest rates and fees during the first year after a credit card account is opened, and increases at any time on interest rates on existing credit card balances, unless (i) the minimum payment on the related account is 60 or more days delinquent, (ii) the rate increase is due to the expiration of a promotional rate, (iii) the account holder fails to comply with a negotiated workout plan or (iv) the increase is due to an increase in the index rate for a variable rate credit card;

•	requires that any promotional rates for credit cards be effective for at least six months;

•	requires 45 days notice for any change of an interest rate or any other significant changes to a credit card account;

•	empowers federal bank regulators to promulgate rules to limit the amount of any penalty fees or charges for credit card accounts to amounts that are “reasonable and proportional to the related omission or violation;” and

•	requires credit card companies to mail billing statements 21 calendar days before the due date for account holder payments.

As a result of the Credit CARD Act and other consumer protection laws and regulations, it may be more difficult for us to originate additional credit card accounts or to collect payments on credit card receivables, and the finance charges and other fees that we can charge on credit card account balances may be reduced. Furthermore, account holders may choose to use credit cards less as a result of these consumer protection laws. Each of these results, independently or collectively, could reduce the effective yield on revolving credit card accounts and could result in decreased profitability of our credit card portfolio.

Our growth and expansion strategy may not be successful, and our market value and profitability may suffer.

We have historically employed, as important parts of our business strategy, growth through acquisition of banks and, to a lesser extent, through branch acquisitions and de novo branching. Any future acquisitions, including any FDIC-assisted transactions, in which we might engage will be accompanied by the risks commonly encountered in acquisitions. These risks include, among other risks:

•	credit risk associated with the acquired bank’s loans and investments;

•	difficulty of integrating operations and personnel; and

•	potential disruption of our ongoing business.

In the current economic environment, we anticipate that in addition to opportunities to acquire other banks in privately negotiated transactions, we may also have opportunities to bid to acquire the assets and liabilities of failed banks in FDIC-assisted transactions. These acquisitions involve risks similar to acquiring existing banks. Because FDIC-assisted acquisitions are structured in a manner that would not allow us the time normally associated with due diligence investigations prior to committing to purchase the target bank or preparing for integration of an acquired bank, we may face additional risks in FDIC-assisted transactions. These risks include, among other things:

•	loss of customers of the failed bank;

•	strain on management resources related to collection and management of problem loans; and

•	problems related to integration of personnel and operating systems.

In addition to pursuing the acquisition of existing viable financial institutions or the acquisition of assets and liabilities of failed banks in FDIC-assisted transactions, as opportunities arise we may also continue to engage in de novo branching to further our growth strategy. De novo branching and growing through acquisition involve numerous risks, including the following:

•	the inability to obtain all required regulatory approvals;

•	the significant costs and potential operating losses associated with establishing a de novo branch or a new bank;

•	the inability to secure the services of qualified senior management;

•	the local market may not accept the services of a new bank owned and managed by a bank holding company headquartered outside of the market area of the new bank;

•	the risk of encountering an economic downturn in the new market;

•	the inability to obtain attractive locations within a new market at a reasonable cost; and

•	the additional strain on management resources and internal systems and controls.

We expect that competition for suitable acquisition candidates, whether such candidates are viable banks or are the subject of an FDIC-assisted transaction, will be significant. We may compete with other banks or financial service companies that are seeking to acquire our acquisition candidates, many of which competitors are larger and have greater financial and other resources. We cannot assure you that we will be able to successfully identify and acquire suitable acquisition targets on acceptable terms and conditions. Further, we cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with acquisitions and de novo branching. Our inability to overcome these risks could have an adverse effect on our ability to achieve our business and growth strategy and maintain or increase our market value and profitability.

Our recent results do not indicate our future results and may not provide guidance to assess the risk of an investment in our common stock.

We may not be able to sustain our historical rate of growth or be able to expand our business. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. We may also be unable to identify advantageous acquisition opportunities or, once identified, enter into transactions to make such acquisitions. If we are not able to successfully grow our business, our financial condition and results of operations could be adversely affected.

Our cost of funds may increase as a result of general economic conditions, interest rates and competitive pressures.

Our cost of funds may increase as a result of general economic conditions, fluctuations in interest rates and competitive pressures. We have traditionally obtained funds principally through local deposits as we have a base of lower cost transaction deposits. Our costs of funds and our profitability and liquidity are likely to be adversely affected, if we have to rely upon higher cost borrowings from other institutional lenders or brokers to fund loan demand or liquidity needs. Also, changes in our deposit mix and growth could adversely affect our profitability and the ability to expand our loan portfolio.

We have been active in making student loans and this part of our business could decrease or terminate in the future.

Our subsidiary banks historically have been active in the student loan market and our student loan portfolio has been profitable in the past. Recent interruptions in the credit markets and certain changes in the federal government programs affecting student loans, however, have decreased the marketability of student loans and increased our holding period for such loans. These events have increased our expenses associated with making and holding student loans and have decreased the profitability of making such loans. The federal government is currently considering additional revisions to the student loan program which may either eliminate participation by banks or substantially reduce the profitability to banks of participating in student loan programs. Future regulatory and legislative changes may further decrease the profitability of our student loan portfolio and may cause us to decrease the size of the student loan portfolio or eliminate it all together. Eliminating or decreasing that portfolio could adversely affect our profitability in the future.

We may not be able to raise the additional capital we need to grow and, as a result, our ability to expand our operations could be materially impaired.

Federal and state regulatory authorities require us and our subsidiary banks to maintain adequate levels of capital to support our operations. Many circumstances could require us to seek additional capital, such as:

•	faster than anticipated growth;

•	reduced earning levels;

•	operating losses;

•	changes in economic conditions;

•	revisions in regulatory requirements; or

•	additional acquisition opportunities.

Our ability to raise additional capital will largely depend on our financial performance, and on conditions in the capital markets which are outside our control. If we need additional capital but cannot raise it on terms acceptable to us, our ability to expand our operations or to engage in acquisitions could be materially impaired.

Accounting standards periodically change and the application of our accounting policies and methods may require management to make estimates about matters that are uncertain.

The regulatory bodies that establish accounting standards, including, among others, the Financial Accounting Standards Board and the SEC, periodically revise or issue new financial accounting and reporting standards that govern the preparation of our consolidated financial statements. The effect of such revised or new standards on our financial statements can be difficult to predict and can materially impact how we record and report our financial condition and results of operations.

In addition, our management must exercise judgment in appropriately applying many of our accounting policies and methods so they comply with generally accepted accounting principles. In some cases, management may have to select a particular accounting policy or method from two or more alternatives. In some cases, the accounting policy or method chosen might be reasonable under the circumstances and yet might result in our reporting materially different amounts than would have been reported if we had selected a different policy or method. Accounting policies are critical to fairly presenting our financial condition and results of operations and may require management to make difficult, subjective or complex judgments about matters that are uncertain.

The Federal Reserve Board’s source of strength doctrine could require that we divert capital to our subsidiary banks instead of applying available capital towards planned uses, such as engaging in acquisitions or paying dividends to shareholders.

The Federal Reserve Board’s policies and regulations require that a bank holding company, including a financial holding company, serve as a source of financial strength to its subsidiary banks, and further provide that a bank holding company may not conduct operations in an unsafe or unsound manner. It is the Federal Reserve Board’s policy that a bank holding company should stand ready to use available resources to provide adequate capital to its subsidiary banks during periods of financial stress or adversity, such as during periods of significant loan losses, and that such holding company should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks if such a need were to arise.

A bank holding company’s failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board’s regulations, or both. Accordingly, if the financial condition of our subsidiary banks were to deteriorate, we could be compelled to provide financial support to our subsidiary banks at a time when, absent such Federal Reserve Board policy, we may not deem it advisable to provide such assistance. Under such circumstances, there is a possibility that we may not either have adequate available capital or feel sufficiently confident regarding our financial condition, to enter into acquisitions, pay dividends, or engage in other corporate activities.

We may incur environmental liabilities with respect to properties to which we take title.

A significant portion of our loan portfolio is secured by real property. In the course of our business, we may own or foreclose and take title to real estate and could become subject to environmental liabilities with respect to these properties. We may become responsible to a governmental agency or third parties for property damage, personal injury, investigation and clean-up costs incurred by those parties in connection with environmental contamination, or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with environmental investigation or remediation activities could be substantial. If we were to become subject to significant environmental liabilities, it could have a material adverse effect on our results of operations and financial condition.

Our management has broad discretion over the use of proceeds from this offering.

Although we have indicated our intent to use the proceeds from this offering for general corporate purposes, including funding internal growth and selected future acquisitions, our Board of Directors retains significant discretion with respect to the use of proceeds from this offering. If we use the funds to acquire other businesses, there can be no assurance that any business we acquire will be successfully integrated into our operations or otherwise perform as expected. Likewise, other uses of the proceeds from this offering may not generate favorable returns for us.

Risks Related to Owning Our Stock

The holders of our subordinated debentures have rights that are senior to those of our shareholders. If we defer payments of interest on our outstanding subordinated debentures or if certain defaults relating to those debentures occur, we will be prohibited from declaring or paying dividends or distributions on, and from making liquidation payments with respect to our common stock.

We have $30.9 million of subordinated debentures issued in connection with trust preferred securities. Payments of the principal and interest on the trust preferred securities are unconditionally guaranteed by us. The subordinated debentures are senior to our shares of common stock. As a result, we must make payments on the subordinated debentures (and the related trust preferred securities) before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the debentures must be satisfied before any distributions can be made to the holders of our common stock. We have the right to defer distributions on the subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid to holders of our capital stock. If we elect to defer or if we default with respect to our obligations to make payments on these subordinated debentures, this would likely have a material adverse effect on the market value of our common stock. Moreover, without notice to or consent from the holders of our common stock, we may issue additional series of subordinated debt securities in the future with terms similar to those of our existing subordinated debt securities or enter into other financing agreements that limit our ability to purchase or to pay dividends or distributions on our capital stock.

We may be unable to, or choose not to, pay dividends on our common stock.

We cannot assure you of our ability to continue to pay dividends. Our ability to pay dividends depends on the following factors, among others:

•	We may not have sufficient earnings since our primary source of income, the payment of dividends to us by our subsidiary banks, is subject to federal and state laws that limit the ability of those banks to pay dividends;

•	Federal Reserve Board policy requires bank holding companies to pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition; and

•	Our Board of Directors may determine that, even though funds are available for dividend payments, retaining the funds for internal uses, such as expansion of our operations, is a better strategy.

If we fail to pay dividends, capital appreciation, if any, of our common stock may be the sole opportunity for gains on an investment in our common stock. In addition, in the event our subsidiary banks become unable to pay dividends to us, we may not be able to service our debt or pay our other obligations or pay dividends on or our common stock. Accordingly, our inability to receive dividends from our subsidiary banks could also have a material adverse effect on our business, financial condition and results of operations and the value of your investment in our common stock.

There may be future sales of additional common stock or preferred stock or other dilution of our equity, which may adversely affect the value of our common stock.

We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The value of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market or the perception that such sales could occur.

Anti-takeover provisions could negatively impact our shareholders.

Provisions of our articles of incorporation and by-laws and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock. These provisions could also discourage proxy contests and make it more difficult for holders of our common stock to elect directors other than the candidates nominated by our Board of Directors.

USE OF PROCEEDS

We expect to receive net proceeds from the sale of common stock offered hereby of approximately $61.4 million (or approximately $70.6 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds of this offering for general corporate purposes, including funding possible future acquisitions of other financial services businesses, for working capital needs, for investments in our subsidiaries to support our continued growth or for possible repayment of debt or other securities. With respect to acquisitions, we may use proceeds of the offering to take advantage of opportunities such as FDIC-assisted acquisitions or negotiated acquisitions. Depending on our evaluation of the optimal use of the proceeds of the offering, we may determine to apply proceeds to the repurchase of our outstanding trust preferred securities.

CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization as of September 30, 2009:

•	on an actual basis; and
•	on an as-adjusted basis, to give effect to the sale of 2,650,000 shares of common stock offered by us at the public offering price of $24.50 per share in this offering, and after deducting the underwriting discount and our estimated offering expenses.

	As of September 30, 2009
(In thousands, except share data)	Actual	As Adjusted

Certain long-term debt
Subordinated debt and trust preferred	$30,930	$30,930

Certain long-term debt	$30,930	$30,930

Stockholders’ equity
Preferred stock, $0.01 par value; authorized 40,040,000 shares; no shares issued and outstanding at September 30, 2009	$—	$—
Common stock, $0.01 par value; 60,000,000 shares authorized; shares issued and outstanding 14,045,631 at September 30, 2009; as adjusted, shares issued and outstanding 16,695,631 at September 30, 2009.	140	167
Capital surplus	41,048	102,378
Retained earnings	255,062	255,062
Accumulated other comprehensive income	1,573	1,573

Total stockholders’ equity	297,823	359,180

Long-term debt and stockholders’ equity	$328,753	$390,110

Per share data
Book value	$21.20	$21.51
Tangible book value (non-GAAP)(1)	16.75	17.77

Consolidated capital ratios
Tangible common equity to tangible assets (non-GAAP)(1)	8.25%	10.18%
Tier 1 leverage ratio(2)	9.60%	11.50%
Tier 1 risk-based capital ratio	13.89%	16.89%
Total risk-based capital ratio	15.14%	18.14%

(1)	Tangible book value per share, a non-GAAP measure, eliminates the effect of goodwill and acquisition related intangible assets and is calculated by subtracting goodwill and intangible assets from total stockholders’ equity, and dividing the resulting number by the common stock outstanding as of the period end. For additional information regarding this non-GAAP measure and a reconciliation of the measure to book value, reference is made to the lead in paragraph immediately prior to the table under the caption “Selected Historical Financial Data” on page S-7 of this prospectus supplement, and to note 2 following such table.
(2)	Tier 1 leverage ratio is Tier 1 capital to quarterly average total assets less intangible assets and gross unrealized gains/losses on available for sale investments.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS DECLARED

Our common stock is listed on the NASDAQ Global Select Market under the symbol “SFNC.” Set forth below are the high and low sales prices for our common stock as reported by the NASDAQ Global Select Market for the two most recently completed fiscal years, the first three fiscal quarters of the current fiscal year, and the period from October 1, 2009 through November 10, 2009. Also set forth below are dividends declared per share in each of these periods:

			Dividends
	High	Low	Declared

2007
First Quarter	$32.19	$25.33	$0.18
Second Quarter	30.49	25.75	0.18
Third Quarter	29.00	22.33	0.18
Fourth Quarter	29.48	23.11	0.19
2008
First Quarter	$29.90	$24.00	$0.19
Second Quarter	32.99	27.82	0.19
Third Quarter	43.92	26.20	0.19
Fourth Quarter	35.00	22.41	0.19
2009
First Quarter	$29.54	$20.30	$0.19
Second Quarter	30.02	23.90	0.19
Third Quarter	30.84	26.15	0.19
Fourth Quarter (from October 1 to November 10, 2009)	30.00	25.15	—

On November 10, 2009, the closing price for our common stock as reported on the NASDAQ was $25.60. As of October 30, 2009, there were 1,343 shareholders of record of our common stock.

The timing and amount of future dividends are at the discretion of our Board of Directors and will depend upon our consolidated earnings, financial condition, liquidity and capital requirements, the amount of cash dividends paid to us by our subsidiaries, applicable government regulations and policies and other factors considered relevant by our Board of Directors. Our Board of Directors anticipates that we will continue to pay quarterly dividends in amounts determined based on the factors discussed above. However, there can be no assurance that we will continue to pay dividends on our common stock at the current levels or at all. Capital distributions, including dividends, by our subsidiaries are subject to restrictions tied to such institution’s earnings. For a description of these restrictions, see the section of our Annual Report on Form 10-K for the year ended December 31, 2008 entitled “Market For Registrant’s Common Equity and Related Stockholder Matters,” which is incorporated by reference herein. Our subsidiary banks are subject to legal limitations on the amount of dividends that can be paid to us without prior approval of the applicable regulatory agencies. At September 30, 2009, our subsidiary banks had approximately $12.6 million available for payment of dividends to us, without prior approval of the regulatory agencies.

UNDERWRITING

We are offering the shares of common stock described in this prospectus supplement through Stephens Inc., as the representative of the several underwriters. We have entered into an underwriting agreement with the underwriters, dated as of November 10, 2009. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the respective number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares of Common Stock

Stephens Inc.	1,325,000
Stifel, Nicolaus & Company, Incorporated	795,000
Raymond James & Associates, Inc.	530,000

Total	2,650,000

The underwriting agreement provides that underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ several obligations to purchase the shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;
•	there is no material adverse change in the financial markets; and
•	we deliver customary closing documents and legal opinions to the underwriters.

The underwriters are committed to purchase and pay for all of the shares of common stock being offered by this prospectus, if any such shares of common stock are purchased. However, the underwriters are not obligated to purchase or pay for the shares of common stock covered by the underwriters’ over-allotment option described below, unless and until they exercise this option.

The shares of common stock are being offered by the several underwriters, subject to prior sale by us, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions, as provided in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the underwriters an over-allotment option, exercisable no later than 30 days from the date of the underwriting agreement, to purchase up to an aggregate of 397,500 additional shares of our common stock at the public offering price, less the underwriting discount and commission set forth on the cover page of this prospectus supplement. An over-allotment involves sales by an underwriter of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position.

To the extent that the underwriters exercise their over-allotment option, the underwriters will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase the additional shares of our common stock in proportion to their respective initial purchase amounts. We will be obligated to sell the shares of our common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of our common stock offered by this prospectus supplement.

Commissions and Expenses

The underwriters propose to initially offer shares of our common stock directly to the public at $24.50 per share and to certain dealers at such price less a concession not in excess of $0.772 per share. After the offering, the underwriters may change the public offering price and concession and discount to broker/dealers. If all of the shares of our common stock are not sold at the public offering price, the representative of the underwriters may change the public offering price and the other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

		Total Without	Total With
	Per Share	Option Exercised	Option Exercised

Public offering price	$24.50	$64,925,000	$74,663,750
Underwriting discount	$1.286	$3,407,900	$3,919,085

We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $160,000.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses.

Lock-Up Agreements

We, and each of our executive officers and directors, have agreed, for the period beginning on and including the date of this prospectus supplement through and including the date that is 90 days after the date of this prospectus supplement, not to:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock, whether the common stock is owned on the date of this prospectus supplement or acquired after the date of this prospectus supplement, or file any registration statement relating to any of the restricted activities, or

•	enter into any swap or any other agreement or any transaction that transfers the economic consequence of ownership of our common stock, whether the swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

These restrictions are expressly agreed to in order to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of our common stock or other securities, in cash or otherwise.

The 90-day restricted period will be automatically extended if:

•	during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period.

The restrictions described in the preceding paragraph will not apply to:

•	a bona fide gift or gifts by any of our executive officers or directors, provided that the donee or donees thereof agree to be bound in writing by the restrictions described in the preceding paragraph;

•	a transfer by any of our executive officers or directors to any trust or family limited partnership for the direct or indirect benefit of that executive officer or director or his or her immediate family, provided that the trustee of the trust or the general partner of the partnership, agrees to be bound in writing by such restrictions and provided further that any such transfer shall not involve a disposition for value. “Immediate family” means any relationship by blood, marriage or adoption, not more remote than first cousin;

•	pledges by the director or executive officer in bona fide transactions outstanding as of the date of the agreement to a lender;

•	transfers pursuant to the exercise of stock options that have been granted by us prior to the date of this prospectus supplement, where the shares of our common stock received upon the exercise are held subject to the restrictions listed above;

•	transfers by the director or executive officer pursuant to Rule 10b5-1 plans in effect as of the date of this prospectus supplement; or

•	transfers made with the prior written consent of Stephens Inc.

The underwriters may, in their sole discretion and at any time and from time to time, without notice, release all or any portion of the shares of our common stock and other securities that are restricted by these agreements from the restrictions listed above.

Indemnity

We have agreed to indemnify the underwriters and persons who control the underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

NASDAQ Global Select Market Listing

The shares of our common stock in this offering have been approved for listing and will be eligible for trading on the NASDAQ Global Select Market under the symbol “SFNC.”

Stabilization Transactions

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum.
•	Over-allotment transactions involve sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of our common stock over-allotted by the underwriters is not greater than the number of shares of our common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of our common stock involved is greater than the number of shares of our common stock in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares of our common stock in the open market.
•	Syndicate covering transactions involve purchases of shares of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares of our common stock to close out the short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared with the price at which they may purchase shares of our common stock through exercise of the over-allotment option. If the underwriters sell more shares of our common stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, that position can be closed out only by buying shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares of our common stock in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares of our common stock originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These transactions may have the effect of raising or maintaining the market price of the shares of our common stock or preventing or retarding a decline in the market price of the shares of our common stock. As a result, the price of the shares of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares of our common stock. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the NASDAQ Global Select Market, may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Other Considerations

It is expected that delivery of the shares of our common stock will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement. Under Rule 15c6-1 promulgated under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus supplement and the accompanying base prospectus. This prospectus supplement and the base prospectus are a part of the registration statement and do not contain all the information in the registration statement. Whenever a reference is made in this prospectus supplement or in the base prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract of other document.

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC, including our registration statement on Form S-3, at its Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s website found at http://www.sec.gov. These filings are also available on our website as soon as reasonably practicable after the reports are filed with or furnished to the SEC.

LEGAL MATTERS

The validity of the securities offered pursuant to this prospectus supplement has been passed upon by Quattlebaum, Grooms, Tull & Burrow PLLC. Certain legal matters have been passed upon for the underwriters by Kutak Rock LLP.

EXPERTS

The consolidated financial statements of Simmons First National Corporation incorporated herein by reference have been so incorporated in reliance upon the reports of BKD, LLP, independent certified public accountants, given upon their authority as experts in auditing and accounting. With respect to the unaudited financial information for the three month periods ended March 31, 2009 and 2008, the three and six month periods ended June 30, 2009 and 2008 and the three and nine month periods ended September 30, 2009 and 2008, incorporated herein by reference, the independent public accountants have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their separate reports included in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2009, and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Because of the limited nature of the review procedures applied, the degree of reliance on their reports on such information should be restricted. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by the accountants within the meaning of Section 7 and 11 of the Securities Act.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, and the accompanying base prospectus, (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules) except for any information that is superseded by subsequent incorporated documents or by information that is included directly in this prospectus supplement or any future prospectus supplement:

•	Annual Report on Form 10-K for the year ended December 31, 2008, filed February 26, 2009 (including those portions of our Proxy Statement on Schedule 14A relating to our 2009 Annual Meeting of Stockholders, which was filed on March 20, 2009, incorporated by reference therein).
•	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2009 (filed on May 8, 2009), for the quarter ended June 30, 2009 (filed on August 10, 2009) and for the quarter ended September 30, 2009 (filed on November 2, 2009).
•	Current Reports on Form 8-K filed on January 15, 2009, February 27, 2009, on each of March 4, 5, and 6, 2009, on each of April 16 and 29, 2009, on each of May 27 and 29, 2009, on June 1, 2009, on each of July 7 and 16, 2009, on August 28, 2009 and on October 15, 2009.

In addition, all documents and reports filed by the Company subsequent to the date hereof pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all the securities remaining unsold, shall be deemed to be incorporated by reference in this prospectus supplement and be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus supplement.

SIMMONS FIRST NATIONAL CORPORATION

Class A Common Stock
Preferred Stock

This prospectus relates to the potential sale from time to time of shares of our common stock and our preferred stock. We may offer the shares of common stock or preferred stock from time to time directly or through underwriters, brokers, dealers or agents in one or more public transitions at fixed prices, prevailing market prices, at prices related to prevailing market prices or at negotiated prices. We may offer to sell, from time to time, shares of common stock and shares of preferred stock for an aggregate initial offering price of up to $175,000,000. We may offer these securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more prospectus supplements. The preferred stock may be convertible into or exercisable or exchangeable for equity or debt securities of the Company or of one or more entities.

This prospectus provides you with a general description of the securities that may be offered. Each time securities are sold, we will provide one or more supplements to this prospectus that will contain additional information about the specific offering and the terms of the securities being offered. The supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any accompanying prospectus supplement before you invest in any of our securities.

If securities are sold through underwriters, brokers, dealers or agents, we will be responsible for any related commissions. We will receive cash proceeds, less any commissions or underwriting discounts, for the securities sold pursuant to this prospectus. The registration of the securities does not necessarily mean that any of the securities will be sold.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 3 of this prospectus, as well as in supplements to this prospectus.

Neither shares of our common stock nor shares of our preferred stock are deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our common stock or our preferred stock or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 26, 2009.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, which we refer to as the SEC, utilizing a “shelf” registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). Under the shelf registration process, we may, from time to time, sell the securities described in this prospectus in one or more offerings. Additionally, under the shelf process, we may provide a prospectus supplement that will contain specific information about the terms of a particular offering. Any such prospectus supplement will be attached to this prospectus. Such prospectus supplement may also add, update or change information contained in this prospectus.

This prospectus does not contain all of the information set forth in the registration statement, portions of which we have omitted as permitted by SEC rules and regulations. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or document filed as an exhibit to the registration statement for a complete description.

You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.” Information incorporated by reference after the date of this prospectus may add, update or change information contained in this prospectus. Any such information that is inconsistent with this prospectus will supersede the information in this prospectus or any prospectus supplement.

The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Simmons,” the “Company,” “we,” “us,” “our” or similar references mean Simmons First National Corporation.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus carefully, including the “Risk Factors” section and the other documents we refer to and incorporate by reference, in order to understand this offering fully. In particular, we incorporate important business and financial information into this prospectus by reference.

We are a financial holding company headquartered in Pine Bluff, Arkansas. We currently own and operate eight community banks in Arkansas which conduct their business through 88 offices, of which 84 are financial centers, located in 47 communities across Arkansas. We also own and operate a trust company and a registered broker-dealer subsidiary. Our subsidiaries provide complete banking services to businesses and individuals throughout the market areas they serve. As of June 30, 2009, we had consolidated assets of $2.90 billion, consolidated loans of $1.92 billion, consolidated deposits of $2.32 billion and total equity capital of $292 million.

We are registering shares of our common stock and shares or our preferred stock which we may sell from time to time directly or indirectly through underwriters, brokers, dealers or agents. We will use the proceeds from any sales for general corporate purposes, including potential acquisitions. We have filed with the SEC a registration statement on Form S-3 with respect to the common stock and preferred stock offered under this prospectus.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “SFNC.” Our principal executive offices are located at 501 Main Street, Pine Bluff, Arkansas 71601, and our telephone number is (870) 541-1000.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks set forth under “Risk Factors” in any applicable prospectus supplement and under the caption “Risk Factors” in our most recent Annual Report on Form 10-K, and in our update to those risk factors in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment. In addition, you should also carefully consider the following risk factors specific to our common stock discussed in this prospectus.

Risks Relating to Both Our Preferred Stock and Our Common Stock

The prices of our preferred stock and our common stock may fluctuate significantly, and this may make it difficult for you to resell the preferred stock and/or common stock when you want or at prices you find attractive.

There currently is no market for our preferred stock and we cannot predict how the preferred stock or our common stock will trade in the future. The market value of our preferred stock and our common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond our control:

•	actual or anticipated quarterly fluctuations in our operating and financial results;

•	developments related to investigations, proceedings or litigation that involve us;

•	changes in financial estimates and recommendations by financial analysts;

•	dispositions, acquisitions and financings;

•	actions of our current stockholders, including sales of common stock by existing stockholders and our directors and executive officers;

•	fluctuations in the stock price and operating results of our competitors;

•	regulatory developments; and

•	developments related to the financial services industry.

The market value of our preferred stock or common stock may also be affected by conditions affecting the financial markets in general, including price and trading fluctuations. These conditions may result in (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, our preferred stock and common stock and (ii) sales of substantial amounts of our preferred stock or common stock in the market that could be unrelated or disproportionate to changes in our operating performance. These broad market fluctuations may adversely affect the market value of our preferred stock and common stock.

There may be future sales of additional common stock or preferred stock or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market value of our common stock or preferred stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market or the perception that such sales could occur.

Risks Specific to Our Preferred Stock

An active trading market for our preferred stock may not develop.

Our preferred stock is not currently listed on any securities exchange and we do not anticipate listing our preferred stock on an exchange. There can be no assurance that an active trading market for our preferred stock will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market value and liquidity of our preferred stock may be adversely affected.

Preferred stock sold in this offering may be junior in rights and preferences to any future preferred stock.

We may issue preferred stock in the future that is expressly senior to any series of preferred stock sold in this offering. The terms of any such future preferred stock may restrict dividend payments on preferred stock sold in this offering. For example, the terms of any such senior preferred stock may provide that, unless full dividends for all of our outstanding preferred stock senior to any series of preferred stock sold in this offering have been paid for the relevant periods, no dividends will be paid on preferred stock sold in this offering, and no shares of preferred stock sold in this offering may be repurchased, redeemed or otherwise acquired by us. This could result in dividends on preferred stock sold in this offering not being paid when contemplated. In addition, in the event of our liquidation, dissolution or winding-up, the terms of senior preferred stock may prohibit us from making payments on preferred stock sold in this offering until all amounts due to holders of senior preferred stock in such circumstances are paid in full.

Holders of our preferred stock will likely have limited voting rights.

We anticipate that holders of our preferred stock will have no voting rights except with respect to certain fundamental changes in the terms of such preferred stock and except as may be required by regulation or statute.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and any prospectus supplement, including information included or incorporated by reference, may contain forward-looking statements for purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934. Forward-looking statements relate to future events or our future financial performance and may involve known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Simmons to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include statements using the words such as “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “intend,” “seeks” or other similar words and expressions of the future.

These forward-looking statements involve risks and uncertainties, and may not be realized due to a variety of factors, including, without limitation: the effects of future economic conditions, governmental monetary and fiscal policies, as well as legislative and regulatory changes; the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities and interest sensitive assets and liabilities; the costs of evaluating possible acquisitions and the risks inherent in integrating acquisitions; the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in Simmons’ market area and elsewhere, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone and the Internet; and, the failure of assumptions underlying the establishment of reserves for possible loan losses.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in “Risk Factors” above, in our prospectus supplements, and in our reports filed with the SEC. We believe the expectations reflected in our forward-looking statements are reasonable, based on information available to us on the date hereof. However, given the described uncertainties and risks, we cannot guarantee our future performance or results of operations and you should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and all written or oral forward-looking statements attributable to Simmons are expressly qualified in their entirety by this section.

ABOUT SIMMONS FIRST NATIONAL CORPORATION

Simmons is a financial holding company registered under the Bank Holding Company Act of 1956. The Company’s application to become a financial holding company was approved by the Board of Governors of the Federal Reserve System on March 13, 2000. Simmons is a publicly traded financial holding company headquartered in Arkansas with consolidated total assets of $2.90 billion, consolidated loans of $1.92 billion, consolidated deposits of $2.32 billion and total equity capital of $292 million as of June 30, 2009. Simmons owns eight community banks in Arkansas. Simmons and its eight banking subsidiaries conduct their operations through 88 offices, of which 84 are financial centers, located in 47 communities in Arkansas.

Simmons First National Bank (the “Bank”) is the Company’s lead bank. The Bank is a national bank, which has been in operation since 1903. The Bank’s primary market area, with the exception of its nationally provided credit card product, is Central and Western Arkansas. At June 30, 2009, the Bank had total assets of $1.38 billion, total loans of $966 million and total deposits of $1.13 billion. Simmons First Trust Company N.A., a wholly owned subsidiary of the Bank, performs the trust and fiduciary business operations for the Bank as well as the Company. Simmons First Investment Group, Inc., a wholly owned subsidiary of the Bank, is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers and performs the broker-dealer operations of the Bank.

Simmons First Bank of Jonesboro (“Simmons/Jonesboro”) is a state bank, which was acquired in 1984. Simmons/Jonesboro’s primary market area is Northeast Arkansas. At June 30, 2009, Simmons/Jonesboro had total assets of $308 million, total loans of $252 million and total deposits of $259 million.

Simmons First Bank of South Arkansas (“Simmons/South”) is a state bank, which was acquired in 1984. Simmons/South’s primary market area is Southeast Arkansas. At June 30, 2009, Simmons/South had total assets of $160 million, total loans of $92 million and total deposits of $135 million.

Simmons First Bank of Northwest Arkansas (“Simmons/Northwest”) is a state bank, which was acquired in 1995. Simmons/Northwest’s primary market area is Northwest Arkansas. At June 30, 2009, Simmons/Northwest had total assets of $286 million, total loans of $185 million and total deposits of $232 million.

Simmons First Bank of Russellville (“Simmons/Russellville”) is a state bank, which was acquired in 1997. Simmons/Russellville’s primary market area is Russellville, Arkansas. At June 30, 2009, Simmons/Russellville had total assets of $203 million, total loans of $111 million and total deposits of $147 million.

Simmons First Bank of Searcy (“Simmons/Searcy”) is a state bank, which was acquired in 1997. Simmons/Searcy’s primary market area is Searcy, Arkansas. At June 30, 2009, Simmons/Searcy had total assets of $143 million, total loans of $104 million and total deposits of $108 million.

Simmons First Bank of El Dorado, N.A. (“Simmons/El Dorado”) is a national bank, which was acquired in 1999. Simmons/El Dorado’s primary market area is South Central Arkansas. At June 30, 2009, Simmons/El Dorado had total assets of $266 million, total loans of $128 million and total deposits of $223 million.

Simmons First Bank of Hot Springs (“Simmons/Hot Springs”) is a state bank, which was acquired in 2004. Simmons/Hot Springs’ primary market area is Hot Springs, Arkansas. At June 30, 2009, Simmons/Hot Springs had total assets of $170 million, total loans of $80 million and total deposits of $118 million.

Simmons’ subsidiaries provide complete banking services to individuals and businesses throughout the market areas they serve. Services include consumer (credit card, student and other consumer), real estate (construction, single family residential and other commercial) and commercial (commercial, agriculture and financial institutions) loans, checking, savings and time deposits, trust and investment management services and securities and investment services.

DESCRIPTION OF CAPITAL STOCK AND SECURITIES

Simmons First National Corporation Capital Stock

The authorized capital stock of Simmons presently consists of 60,000,000 shares of Class A common stock and 40,040,000 shares of preferred stock. As of July 23, 2009, 14,039,211 shares of our Class A common stock were issued and outstanding and approximately 386,433 shares were issuable upon exercise of outstanding stock options and approximately 143,992 shares were reserved for future issuance under our stock option plans. As of August 26, 2009, no shares of preferred stock were outstanding. The description of our common stock set forth below is only a summary. The full terms of our common stock are set forth in Exhibits 3.1, 3.2 and 4.1 to the registration statement, of which this prospectus is a part, and which are incorporated by reference herein.

The authorized but unissued shares of preferred stock are typically referred to as “blank check” preferred stock. This term refers to preferred stock for which the rights and restrictions are determined by the board of directors of a corporation. Under the Company’s Articles of Restatement of the Articles of Incorporation (the “Articles of Incorporation”), our Board of Directors has the authority, without any further shareholder vote or action, to issue shares of preferred stock in one or more series and to fix, determine or amend the relative rights and preferences of any series so established, within the limitations set forth by the Arkansas Business Corporation Act, relating to the powers, designations, rights, preferences and restrictions thereof, including but not limited to:

•	dividend rights;
•	conversion rights;
•	voting rights;
•	redemption terms;
•	liquidation preferences; and
•	the number of shares constituting each series.

The existence of blank-check preferred stock could have the effect of making it more difficult or time consuming for a third party to acquire a majority of our outstanding voting stock or otherwise effect a change of control. Within the limits described above, the Board may issue preferred stock for capital raising transactions, acquisitions, joint ventures or other corporate purposes that has the effect of making an acquisition of the Company more difficult or costly, as could also be the case if the Board were to issue additional common stock for such purposes.

The following is a summary of the general terms of the common stock and the preferred stock being registered in the registration statement of which this prospectus is a part.

Common Stock

Introduction

The following section describes the material features and rights of our common stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our Articles of Incorporation and our By-Laws, each of which is filed as an exhibit to the registration statement of which this prospectus is a part, and to applicable Arkansas law.

General

The holders of our common stock have one vote per share on all matters submitted to a vote of our shareholders. There are no cumulative voting rights for the election of directors. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of legally available funds, subject to preferences that may be applicable to any outstanding series of preferred stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of shares of our common stock have no preemptive, subscription, redemption, sinking fund or conversion rights.

Dividends

The holders of our common stock are entitled to receive dividends declared by our Board of Directors out of funds legally available thereof. Our ability to pay dividends depends on the amount of dividends paid to us by our subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and financial holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on our subsidiaries by statute or regulation effectively may limit the amount of dividends we can pay.

Holders of preferred stock and debt securities, however, have a priority right to distributions and payment over our common stock. The dividend rights of holders of our common stock could become subject to the dividend rights of holders of any outstanding preferred stock that we issue in the future.

Transfer Agent

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Antitakeover Effects of Certain Provisions in our Articles of Incorporation

Our Articles of Incorporation contain certain provisions that could delay, discourage or prevent an attempted acquisition or change of control of the Company. Article ELEVENTH contains a restriction upon the ability of a stockholder owning more than 10% of the our common stock to acquire any additional shares except through a cash tender offer at a price not less than the highest closing price of our common stock during the most recent 24 months, unless such shareholder is excepted from the application of Article ELEVENTH by the Board of Directors prior to becoming a 10% shareholder.

Further, Article ELEVENTH requires the approval of shareholders owning at least 80% of our common stock for any acquisition of the Company by merger or consolidation or by asset acquisition unless approved by the affirmative vote of 80% of the directors who were in office prior to the proponent of the acquisition acquiring 10% or more of our common stock.

Article THIRTEENTH of the Articles of Incorporation requires the Board of Directors to consider the following matters in addition to any other matters required to be considered prior to making any recommendation concerning a proposed business combination in which the Company will not be the surviving corporation:

•	the impact on the Company, its subsidiaries, shareholders and employees and the communities served by the Company;
•	the timeliness of the proposed transaction considering the business climate and strategic plans of the Company;
•	the existence of any legal defects or regulatory issues involved in the proposed transaction;
•	the possibility of non-consummation of the transaction due to lack of financing, regulatory issues or identified issues;
•	current market price of our common stock and its consolidated assets;
•	book value of our common stock;
•	the relationship of the offered price for our common stock to the Board’s opinion of the current value of the Company in a negotiated transaction;
•	the relationship of the offered price for our common stock to the Board’s opinion of the future value of the Company as an independent entity; and
•	such other criteria as the Board may determine is appropriate.

Article FOURTEENTH requires the affirmative vote of 80% of the shareholders to amend, repeal or modify any provision of the Articles of Incorporation unless such revision is approved by 80% of the directors who were in office prior to the proponent of any business combination acquiring 10% or more of our common stock.

Finally, as noted above, our Board of Directors, without shareholder approval, has the authority under our Articles of Incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, could adversely affect the rights of holders of common stock and could make it more difficult or time consuming for a third party to acquire a majority of our outstanding voting stock or otherwise effect a change of control. Within the limits described above, the Board may issue preferred stock for capital raising transactions, acquisitions, joint ventures or other corporate purposes that has the effect of making an acquisition of the Company more difficult or costly, as could also be the case if the Board were to issue additional common stock for such purposes.

Preferred Stock

Introduction

The following summary contains a description of the general terms of the preferred stock that we may issue. The specific terms of any series of preferred stock will be described in the prospectus supplement relating to that series of preferred stock. The terms of any series of preferred stock may differ from the terms described below. Certain provisions of the preferred stock described below and in any prospectus supplement are not complete. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our Articles of Incorporation and our By-Laws, each of which is filed as an exhibit to the registration statement of which this prospectus is a part, and to applicable Arkansas law.

General

Our Articles of Incorporation permit our Board of Directors to authorize the issuance of up to 40,040,000 shares of preferred stock, par value $0.01, in one or more series, without stockholder action. The

Board of Directors can fix the number of shares to be included in each such series, and the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereon. Therefore, without stockholder approval, our Board of Directors can authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power of the common stock and may assist management in impeding any unfriendly takeover or attempted change in control. None of our preferred stock is currently outstanding.

The preferred stock has the terms described below unless otherwise provided in the prospectus supplement relating to a particular series of the preferred stock. You should read the prospectus supplement relating to the particular series of the preferred stock being offered for specific terms, including:

•	the number of shares constituting that series and the distinctive designation of that series;
•	the dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;
•	whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;
•	whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;
•	whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;
•	whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;
•	the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and
•	any other relative rights, preferences and limitations of that series.

Rank

Any series of preferred stock could rank senior, equal or junior to our other capital stock, as may be described in the prospectus supplement, as long as our Articles of Incorporation so permit.

Dividends

Holders of each series of preferred stock will be entitled to receive dividends if so specified in the applicable designations when, as and if declared by our Board of Directors, from funds legally available for the payment of dividends. The rates and dates of payment of dividends for each series of preferred stock will be stated in the applicable prospectus supplement. Dividends will be payable to holders of record of preferred stock as they appear on our books on the record dates fixed by our Board of Directors. Dividends on any series of preferred stock may be cumulative or noncumulative, as set forth in the applicable prospectus supplement.

Voting Rights

Unless otherwise described in the applicable prospectus supplement, holders of the preferred stock will have no voting rights except as otherwise required by law or in our Articles of Incorporation.

Conversion or Exchange Rights

The prospectus supplement relating to any series of preferred stock that is convertible, exercisable or exchangeable will state the terms on which shares of that series are convertible into or exercisable or exchangeable for shares of common stock, another series of preferred stock or other securities of the Company or debt or equity securities of one or more entities.

Redemption

We may provide that a series of the preferred stock may be redeemable, in whole or in part, at our option. In addition, a series of preferred stock may be subject to mandatory redemption pursuant to a sinking fund or otherwise. The redemption provisions that may apply to a series of preferred stock, including the redemption dates and the redemption prices for that series, will be described in the prospectus supplement.

In the event of partial redemptions of preferred stock, whether by mandatory or optional redemption, our Board of Directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method determined to be equitable. On or after a redemption date, unless we default in the payment of the redemption price, dividends will cease to accrue on shares of preferred stock called for redemption. In addition, all rights of holders of the shares will terminate except for the right to receive the redemption price.

Unless otherwise specified in the applicable prospectus supplement for any series of preferred stock, if any dividends on any other series of preferred stock ranking equally as to payment of dividends and liquidation rights with such series of preferred stock are in arrears, no shares of any such series of preferred stock may be redeemed, whether by mandatory or optional redemption, unless all shares of preferred stock are redeemed, and we will not purchase any shares of such series of preferred stock. This requirement, however, will not prevent us from acquiring such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount described in the applicable prospectus supplement, plus an amount equal to any accrued and unpaid dividends. These distributions will be made before any distribution is made on any securities ranking junior to the preferred stock with respect to liquidation, including our common stock. If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of that series and the other securities will share in any distribution of our available assets on a ratable basis in proportion to the full liquidation preferences of each security. Unless the applicable prospectus supplement states otherwise, holders of our preferred stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

Transfer Agent

The transfer agent and registrar for our preferred stock will be Registrar and Transfer Company.

USE OF PROCEEDS

We are registering shares of our common stock and shares of our preferred stock pursuant to this prospectus that we may offer directly or indirectly through brokers or underwriters for sale to the public. We will receive the gross proceeds of such sales minus any offering expenses, underwriting discounts or brokerage commissions. We will use the proceeds from such sales for general corporate purposes and for possible acquisitions.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to combined fixed charges for the periods shown. For purposes of computing the ratios, earnings represent the sum of income from continuing operations before taxes plus fixed charges. Fixed charges represent total interest expense, including and excluding interest on deposits. We had no preferred shares outstanding and did not pay dividends on preferred shares for any of the periods shown. Consequently, the ratios of earnings to fixed charges and preferred dividends are the same as the ratios of earnings to fixed charges for the periods shown. Our consolidated ratio of earnings to fixed charges for each of the five fiscal years ended December 31, 2008, and each of the six-month periods ended June 30, 2009 and 2008, are as follows:

	Six Months Ended
	June 30,				Year Ended December 31,
	2009		2008		2008		2007		2006		2005		2004

Ratio of earnings to fixed charges:
Including interest on deposits	1.67	x	1.64	x	1.61	x	1.52	x	1.61	x	1.91	x	2.16	x
Excluding interest on deposits	4.48	x	5.46	x	5.05	x	4.45	x	4.68	x	5.32	x	5.63	x

PLAN OF DISTRIBUTION

We may sell all or a portion of the offered securities directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from us. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may also be effected in transactions, which may involve crosses or block transactions.

If underwriters are used in an offering of offered securities, such offered securities will be acquired by the underwriters for their own account and may be resold in one or more transactions:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including as of the date of this prospectus the Nasdaq Global Select Market;
•	in the over-the-counter market;
•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or
•	through the writing of options, whether the options are listed on an exchange or otherwise.

In addition, any securities that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

In connection with the sale of the securities or otherwise, the Company may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of securities and deliver securities to close out short positions, or loan or pledge such securities to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the Company from the sale of the securities will be the purchase price of the securities less discounts and concessions, if any.

In effecting sales, broker-dealers or agents may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Company in amounts negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, any broker-dealers who execute sales for the Company may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the Company and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and met.

At the time a particular offer of securities is made, if required, a prospectus supplement will set forth the number and type of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission allowed or reallowed or paid to any dealer and the proposed selling price to the public.

LEGAL MATTERS

The validity of the securities offered pursuant to this prospectus has been passed upon by Quattlebaum, Grooms, Tull & Burrow, PLLC.

EXPERTS

The consolidated financial statements of Simmons First National Corporation incorporated herein by reference have been so incorporated in reliance upon the reports of BKD, LLP, independent certified public accountants, given upon their authority as experts in auditing and accounting. With respect to the unaudited financial information for the three month periods ended March 31, 2009 and 2008 and the three and six month periods ended June 30, 2009 and 2008, incorporated herein by reference, the independent public accountants have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their separate reports included in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2009, and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Because of the limited nature of the review procedures applied, the degree of reliance on their reports on such information should be restricted. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by the accountants within the meaning of Section 7 and 11 of the 1933 Act.

WHERE YOU CAN FIND MORE INFORMATION

Simmons is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports, proxy statements, and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such materials can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. In addition, such reports, proxy statements and other information are available from the SEC’s web site (www.sec.gov).

We have filed with the SEC a registration statement on Form S-3, which registers the securities that we may offer under this prospectus. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all the information required to be set forth in the registration statement. We believe that we have included or incorporated by reference all information material to investors in this prospectus, but some details that may be important for specific investment purposes have not been included. For further information, you should read the registration statement and the exhibits filed with or incorporated by reference into the registration statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by subsequent incorporated documents or by information that is included directly in this prospectus or any prospectus supplement:

•	Annual Report on Form 10-K for the year ended December 31, 2008, filed February 26, 2009 (including those portions of our Proxy Statement on Schedule 14A relating to our 2009 Annual Meeting of Stockholders, which was filed on March 20, 2009, incorporated by reference therein); and
•	Quarterly Reports on Form 10-Q filed on May 8, 2009 and August 10, 2009.
•	Current Reports on Form 8-K filed on January 15, 2009, February 27, 2009, on each of March 4, 5, and 6, 2009, on each of April 16 and 29, 2009, on each of May 27 and 29, 2009, on June 1, 2009 and on each of July 7 and 16, 2009.

In addition, all documents and reports filed by Simmons subsequent to the date hereof pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all the securities remaining unsold, shall be deemed to be incorporated by reference in this prospectus and be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this registration statement.

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

A copy of any of the documents referred to above will be furnished, without charge, by writing to Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: John L. Rush, Secretary of the Board of Directors. In addition, we maintain a corporate website, www.simmonsfirst.com. We make available through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. This reference to our website is for the convenience of investors as required by the SEC and shall not be deemed to incorporate any information on the website into this registration statement, prospectus and any prospectus supplement.

2,650,000 Shares

Class A Common Stock

PROSPECTUS SUPPLEMENT

Stephens Inc.	Stifel Nicolaus

Raymond James

November 11, 2009